June 12, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3628

Attn: Mark P. Shuman, Esq.

Re:	SumTotal Systems, Inc.
Revised Preliminary Proxy Statement
Filed May 29, 2009
File No. 000-50640

Ladies and Gentlemen:

On behalf of SumTotal Systems, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated June 5, 2009 (the “Comment Letter”), relating to the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed on May 29, 2009. For the Staff’s convenience, the text of the numbered comment in the Comment Letter is set forth below in bold type followed by the Company’s response.

1.	We note that a Schedule 13E-3 has not been filed in connection with the proposed merger between SumTotal Systems and an entity controlled by Vista Equity Partners Fund III, L.P. and/or its affiliates. We also note from the Schedule 13D/A filed on May 27, 2009 that Vista Equity Partners and its affiliates own approximately 12.9% of your common stock. Please provide us with your analysis as to why the proposed merger does not constitute a Rule 13e-3 transaction within the meaning of Exchange Act Rule 13e-3(a)(3).

The Company respectfully advises the Staff that it does not believe the proposed acquisition of the Company by entities affiliated with Vista Equity Partners Fund III, L.P. pursuant to an Agreement and Plan of Merger dated May 26, 2009 by and among the Company, Amber Acquisition Inc. and Amber Holding Inc. (the “Merger Agreement”) constitutes a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3 under the Securities Exchange Act of 1934, as amended (“Rule 13e-3”). As further described below, the Company does not believe that Vista Equity Partners Fund III, L.P., Amber Acquisition Inc. or Amber Holding Inc., or any

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June 12, 2009

of their respective affiliates (collectively, “Vista”), is an affiliate of the Company. In addition, the Company does not believe that any of the Company’s executive officers or directors is an affiliate of Vista. Accordingly, the Company does not believe that the proposed merger is a “Rule 13e-3 Transaction.”

Rule 13e-3(a)(3) defines a “Rule 13e-3 Transaction” as a purchase of any equity security by the issuer or an affiliate of such issuer or the solicitation of a proxy in connection with a merger of the issuer with an affiliate of the issuer that has one of two specified effects. Rule 13e-3(a)(1) defines an “affiliate” of the issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. Although equity holdings are a factor in considering whether a party is an affiliate of an issuer, it is the element of “control” that is fundamental to the concept of an “affiliate” as defined in Rule 13e-3. As stated in Footnote 28 to Exchange Act Release No. 17719 (April 13, 1981) (the “Interpretive Release”), “[the] existence of a control relationship with [the issuer] does not turn solely upon the ownership of any specified percentage of securities.” Such element of control is dependent upon specific facts and circumstances. We do not believe that the facts and circumstances of the current transaction make (A) Vista an affiliate of the Company, or (B) any of the Company’s executive officers or directors an affiliate of Vista, in each case such that the proposed merger would constitute a Rule 13e-3 Transaction.

Vista Does Not Have Control of the Company

The relationship between the parties evidences that Vista does not control the Company, notwithstanding that it beneficially owns approximately 12.9% of the common stock of the Company. Specifically, (i) Vista does not currently and has never had any representation on the Company’s board of directors (or the right to appoint any representatives to the board of directors), (ii) with the exception of the Merger Agreement, there is no commercial relationship, contract, arrangement or understanding between Vista and the Company or any other third party that would or could result in having the effect of Vista being in control of, or of being under common control with, the Company, (iii) Vista does not currently and has never had the power or authority to designate or otherwise appoint any of the Company’s executive officers, and (iv) Vista is not otherwise in a position to directly or indirectly control or influence or have the power to direct or cause the direction of the management or policies of the Company, whether through the ownership of voting securities, by contract, or otherwise. Vista’s equity ownership is insufficient by itself to control the outcome of any matter submitted for approval by the Company’s stockholders.

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In addition, the specific events preceding the execution of the Merger Agreement further evidence Vista’s lack of “control,” as more fully described in the Proxy Statement in the section entitled “The Merger—Background of the Merger.” In particular, after extensive discussions, Vista and the Company failed to come to an agreement pursuant to which the Company would allow Vista access to projections and other forward-looking material non-public information in connection with Vista’s interest in making a proposal to acquire the Company (i.e., consistent with its dealings with other interested parties, the Company required that Vista agree to a standstill provision to which Vista was unwilling to agree). Thereafter, Vista made a public acquisition proposal at $3.25 per share, which the Company’s financial advisors informed Vista’s financial advisors was not competitive. Shortly thereafter, Vista filed a preliminary proxy statement nominating three directors to replace three of the Company’s incumbent directors at the Company’s annual meeting of stockholders. Separately, the Company entered into an exclusivity agreement with Accel-KKR Capital Partners III, L.P (“AKKR”) and subsequently a merger agreement (the “AKKR Merger Agreement”), pursuant to which the Company was permitted to solicit alternative proposals for an initial period ending 30 days from the date of the AKKR Merger Agreement (the “Go Shop”). During the period between the signing of the exclusivity agreement with AKKR and the signing of the AKKR Merger Agreement (a period of 18 days), the Company had no substantive discussions with Vista regarding its acquisition proposal and it was not until the Go Shop period that the Company resumed discussions with third parties, including Vista, regarding a potential topping offer to the AKKR Merger Agreement.

Given this history, we believe the following facts and circumstances clearly establish the absence of control by Vista over the Company:

•

Filing of proxy statement for the election of directors. Vista’s filing of the preliminary proxy statement to nominate three directors to the Company’s board of directors in opposition to the Company’s incumbent directors whose terms expire at the next annual meeting of the stockholders demonstrates that Vista felt it did not have “control” over the Company’s governance and business. The filing of a proxy statement for a contested election is not consistent with control because a controlling person would typically have its nominees included on the issuer’s slate of directors for election in the issuer’s proxy statement for its annual meeting of stockholders.

•

Entering into the AKKR Merger Agreement after Vista submitted an offer to purchase the Company. The Company entered into the AKKR Merger Agreement and the amendment to the AKKR Merger Agreement after Vista had clearly indicated that it had an interest in acquiring the Company. The Company entered into the AKKR Merger Agreement because the price proposed by AKKR

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represented a superior price to Vista’s offer at that time. The AKKR Merger Agreement contained a termination fee (which ranged from 2 to 4% of the equity value depending on the circumstances) to accept a superior proposal. Following two superior proposals presented by Vista, the Company entered into an amendment to the AKKR Merger Agreement to increase the price and termination fee, without first advising Vista of its intentions. Entry into a merger agreement with a third party with a termination fee and an amendment thereto with an increased termination fee is not consistent with control by an affiliate who had expressed an interest to acquire the issuer.

•

Public disclosure criticizing the board of directors and management. On April 9, 2009, Vista delivered a letter to the board of directors of the Company and issued a press release criticizing the board of directors and management for its continued refusal to meet with Vista and its advisors to discuss its original acquisition proposal. On May 20, 2009, Vista delivered a letter to the board of directors of the Company and issued a press release criticizing the board of directors’ decision to enter into an amendment to the AKKR Merger Agreement without first giving Vista the opportunity to make a counter offer after it had repeatedly expressed a desire to acquire the Company. Public criticism of an issuer is not consistent with control since an affiliate presumably could effectuate a change in corporate policy without publicity.

No Control Relationship Exists Between Vista and the Company’s Directors and Executive Officers

As described in Section 201.05 of the Staff’s Compliance and Disclosure Interpretations as they apply to Rule 13e-3 and Schedule 13E-3, the second question in the determination of the application of Rule 13e-3 is whether members of management that are affiliates of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. In this instance, there are no relationships between any Company executive officer or director and Vista that would make Vista an affiliate of the Company. No Company executive or director possesses any control over Vista, and Vista is not under common control with the Company or any Company executive.

Exchange Act Release No. 16075 (August 2, 1979) suggests that where continuity of management exists, the parties engaged in a transaction may be required to file a Schedule 13E-3 and that the factors considered to determine whether such a requirement exists include increases in consideration to be received by management, alterations in management’s executive

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agreements favorable to such management, the equity participation of management in the acquirer and the representation of management on the board of the acquirer or the surviving corporation. To date, none of the Company executive officers or directors have engaged in any substantive discussions with Vista regarding their future with the Company following the proposed merger, and therefore there are no agreements or understandings with respect to additional consideration, alteration of existing compensation agreements, equity participation in the acquirer or surviving corporation or representation on the board of the acquirer or surviving corporation. With the exception of payments to be made to all holders of the Company’s equity pursuant to the terms of the Merger Agreement, the only additional consideration our executive officers might receive as a result of the proposed merger is pursuant to standard change of control agreements that provide benefits to the executives if they are terminated without cause or resign for good reason within 12 to 18 months of any change in control, as further described in the Proxy Statement. These agreements were entered into prior to the date of the AKKR Merger Agreement with no involvement by Vista. Accordingly, we believe that no evidence of any relationship with management exists that would require the filing of a Schedule 13E-3.

The Purposes Underlying Rule 13e-3 are Not Implicated by the Proposed Merger with Vista

In addition, we respectfully note that none of the possibilities for abuse normally associated with a Rule 13e-3 Transaction are present with respect to the proposed merger between Vista and the Company. As described in the Interpretive Release, Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

As described under “The Merger – Background of the Merger” in the Proxy Statement, the Merger Agreement with Vista resulted from an active auction of the Company. Prior to entering into the AKKR Merger Agreement the Company held discussions with several parties regarding the potential sale of the Company. In addition, during the Go Shop period under the AKKR Merger Agreement the Company contacted 39 additional parties regarding their interest in an acquisition of the Company and entered into non-disclosure agreements and provided due diligence materials to nine additional parties. Ultimately, after extensive solicitation and several rounds of bidding between AKKR and Vista, Vista delivered a proposal that was financially superior to any other indication made to the Company. The arms-length nature of the negotiations is further evidenced by the fact that the Merger Agreement between the Company and Vista is identical in all material respects to the AKKR Merger Agreement.

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Finally, the Company’s stockholders will be entitled to vote on the proposed merger. As the Staff has indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, because in many going private transactions the affiliates of the issuer may control the vote to approve the merger. However, in this case, the proposed merger between the Company and Vista requires the affirmative vote of a majority of the outstanding shares of the Company’s common stock entitled to vote. While Vista beneficially owns approximately 12.9% of the outstanding shares of common stock, to our knowledge Vista did not obtain voting agreements from any other third party holders, and as such, Vista’s ownership alone is not determinative of the outcome of the vote to adopt the Merger Agreement.

In substance, the proposed merger between the Company and Vista is an arms-length transaction between unaffiliated parties, unanimously approved by the Company’s independent board of directors after conducting an active solicitation of alternative proposals. In this context, the Company does not believe that the proposed merger has the potential for abuse or overreaching associated with the types of transactions intended to be covered by Rule 13e-3.

We therefore believe the proposed merger is not a Rule 13e-3 Transaction and no person is required to file a Schedule 13E-3 in connection with the proposed merger.

* * *

The Company acknowledges, in connection with its response that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to the filing, please do not hesitate to contact Katharine Martin or me at (650) 493-9300.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein
Bradley L. Finkelstein